    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2000

                                                      REGISTRATION NO. 333-89179
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                 KNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           4812                          58-2424258
  (State or of Incorporation)     (Primary Standard Industrial           (I.R.S. Employer
                                       Identification No.)          Classification Code Number)

                            1241 O.G. SKINNER DRIVE
                           WEST POINT, GEORGIA 31833
                                 (706) 645-8553

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                CHAD S. WACHTER
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 KNOLOGY, INC.
                            1241 O.G. SKINNER DRIVE
                           WEST POINT, GEORGIA 31833
                                 (706) 645-8553

           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)
                             ---------------------
                                   Copies to:
                            STEVEN M. KAUFMAN, ESQ.
                             HOGAN & HARTSON L.L.P.
                          555 THIRTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20004
                                 (202) 637-5600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-89179

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                  PROPOSED
                                                                   MAXIMUM
                   TITLE OF EACH CLASS OF                         AGGREGATE        AMOUNT OF
                         SECURITIES                            OFFERING PRICE    REGISTRATION
                      TO BE REGISTERED                               (1)              FEE
----------------------------------------------------------------------------------------------
Common Stock $.01 par value (3) Series A Preferred Stock,
  $.01 par value Options to Purchase Series A Preferred
  Stock.....................................................    $234,980,443     $65,324.56(2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) A fee of $66,334.58 was paid previously.

(3) Includes an indeterminate number of shares of common stock issuable upon conversion of the Series A preferred stock. Pursuant to Rule 457(i), no separate registration fee is payable with respect to these shares of common stock. Pursuant to Rule 416, this Registration Statement also covers such shares of common stock as may be issuable pursuant to the anti-dilution provisions of the Series A preferred stock.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Post-Effective Amendment No. 1 to the KNOLOGY Inc. Registration Statement on Form S-1 has been filed solely for the purpose of filing exhibits to the Registration Statement pursuant to Rule 462(d) under the Securities Act.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Exhibits


 EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
---------                           -------------------
  2.1(1)   --   Agreement and Plan of Merger, dated December 5, 1997, by and among KNOLOGY Holdings, Inc., KNOLOGY of Panama City, Inc.,
                Beach Cable, Inc. and L. Charles Hilton
  2.2(2)   --   Purchase Agreement between Cable Alabama Corporation and
                KNOLOGY of Huntsville, Inc., dated as of October 19, 1998.
  3.1(6)   --   Certificate of Incorporation of KNOLOGY, Inc.
  3.2(6)   --   Bylaws of KNOLOGY, Inc.
  4.1(6)   --   Specimen Certificate for Shares of Common Stock, par value
                $0.01, of KNOLOGY, Inc.
  4.2(6)   --   Specimen Certificate for Shares of Series A Preferred Stock,
                par value $0.01, of KNOLOGY, Inc.
  4.4(1)   --   Indenture dated as of October 22, 1997 between KNOLOGY
                Holdings, Inc. and United States Trust Company of New York,
                as Trustee, relating to the 11 7/8% Senior Discount Notes
                Due 2007 of KNOLOGY Holdings, Inc.
  4.5(1)   --   Registration Rights Agreement, dated October 22, 1997,
                between KNOLOGY Holdings, Inc., the Placement Agents and
                SCANA Communications, Inc.
  4.6      --   Form of Senior Discount Note (contained in Indenture filed as Exhibit 4.5)
  4.7      --   Form of Exchange Note (contained in Indenture filed as
                Exhibit 4.5)
  5.1(6)   --   Opinion of Hogan & Hartson, L.L.P.
  8.1(5)   --   Opinion of Arthur Andersen LLP regarding certain tax
                matters.
 10.1(1)   --   Unit Purchase Agreement, dated as of October 16, 1997
                between KNOLOGY Holdings, Inc. and SCANA Communications,
                Inc.
 10.4(1)   --   Lease Agreement dated April 15, 1996 by and between D.L.
                Jordan and American Cable Company, Inc.
 10.5(1)   --   Pole Attachment Agreement dated January 1, 1998 by and
                between Gulf Power Company and Beach Cable, Inc.
 10.6(1)   --   Telecommunications Facility Lease and Capacity Agreement,
                dated September 10, 1996, by and between Troup EMC
                Communications, Inc. and Cybernet Holding, Inc.

 EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
---------                           -------------------
 10.7(1)   --   Master Pole Attachment Agreement dated January 12, 1998 by and between South Carolina Electric and Gas and KNOLOGY
                Holdings, Inc. d/b/a/ KNOLOGY of Charleston.
10.8(1)*)  --   License Agreement dated September 29, 1995 by and between
                Montgomery Cablevision and Entertainment, Inc. and American
                Communications Services of Montgomery, Inc.
10.9(1)*)  --   License Agreement dated January 17, 1996 by and between
                American Cable, Inc. and American Communication Services of
                Columbus, Inc.
10.10(1)*) --   Addendum to License Agreement dated April 21, 1997 by and
                between American Cable, Inc. and American Communication
                Services of Columbus, Inc.
 10.11(1)  --   Lease Agreement, dated December 5, 1997 by and between The
                Hilton Company and KNOLOGY of Panama City, Inc.
 10.13(1)  --   Certificate of Membership with National Cable Television
                Cooperative, dated January 29, 1996, of Cybernet Holding,
                Inc.
 10.18(2)  --   Ordinance No. 99-16 effective March 16, 1999 between
                Columbus consolidated Government and KNOLOGY of Columbus,
                Inc.
 10.19(1)  --   Ordinance No. 16-90 (Montgomery, Alabama) dated March 6,
                1990.
 10.20(1)  --   Ordinance No. 50-76 (Montgomery, Alabama)
 10.21(1)  --   Ordinance No. 9-90 (Montgomery, Alabama) dated January 16,
                1990.
 10.22(1)  --   Resolution No. 58-95 (Montgomery, Alabama) dated April 6,
                1995.
 10.23(1)  --   Resolution No. 92-7 (Panama City Beach, Florida) dated July
                23, 1992.
 10.24(1)  --   License (Bay County, Florida) dated January 5, 1993.
 10.25(1)  --   Resolution No. 97-22 (Panama City Beach, Florida) dated
                December 3, 1997.
 10.26(1)  --   Resolution No. 2075 (Bay County, Florida) dated November 18,
                1997.
 10.27(3)  --   Ordinance No. 5999 (Augusta, Georgia) dated January 20,
                1998.
 10.28(3)  --   Ordinance No. 1723 (Panama City, Florida) dated March 10,
                1998.
 10.30(2)  --   Ordinance No. 98054 (Mount Pleasant, South Carolina) dated
                March 9, 1999.
 10.31(2)  --   Franchise Agreement (Charleston County, South Carolina)
                dated December 15, 1998.
 10.32(2)  --   Ordinance No. 1998-47 (North Charleston, South Carolina)
                dated May 28, 1998.
 10.33(2)  --   Ordinance No. 1998-77 (Charleston, South Carolina) dated
                April 28, 1998.
 10.34(2)  --   Ordinance No. 98-5 (Columbia County, Georgia) dated August
                18, 1998.

 EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
---------                           -------------------
 10.36(2)  --   Network Access Agreement dated July 1, 1998 between SCANA
                Communications, Inc., f/k/a MPX Systems, Inc. and KNOLOGY
                Holdings, Inc.
 10.37(2)  --   Internet Access Contract dated September 1, 1998 between
                ITC* DeltaCom, Inc. and KNOLOGY Holdings, Inc.
 10.38(2)  --   Collocation Agreement for Multiple Sites dated on or about
                June 1998 between Interstate FiberNet, Inc. and KNOLOGY
                Holdings, Inc.
10.39(2)*) --   Lease Agreement dated October 12, 1998 between Southern
                Company Services, Inc. and KNOLOGY Holdings, Inc.
 10.40(2)  --   Facilities Transfer Agreement dated February 11, 1998
                between South Carolina Electric and Gas Company and KNOLOGY
                Holdings, Inc., d/b/a KNOLOGY of Charleston.
 10.41(2)  --   License Agreement dated March 3, 1998 between BellSouth
                Telecommunications, Inc. and KNOLOGY Holdings, Inc.
 10.44(2)  --   Pole Attachment Agreement dated February 18, 1998 between
                KNOLOGY Holdings, Inc. and Georgia Power Company
 10.46(2)  --   Assignment Agreement dated March 4, 1998 between Gulf Power
                Company and KNOLOGY of Panama City, Inc.
 10.47(2)  --   Adoption Agreements dated March 1, 1999 between KNOLOGY
                Holdings, Inc. and BellSouth Telecommunications, Inc.
10.48(2)*) --   Lease Switching Agreement between South Carolina Net for TTE
                Inc. and KNOLOGY Holdings, Inc.
10.50(2)*) --   Carrier Services Agreement dated September 30, 1998 between
                Business Telecom, Inc. and KNOLOGY Holdings, Inc.
10.51(2)*) --   Reseller Services Agreement dated September 9, 1998 between
                Business Telecom, Inc. and KNOLOGY Holdings, Inc.
10.52(2)*) --   Private Line Services Agreement dated September 10, 1998
                between BTI Communications Corporation and KNOLOGY Holdings,
                Inc.
 10.53(2)  --   Credit Facility Agreement between First Union National Bank,
                First Union Capital Markets Corp. and KNOLOGY Holdings, Inc.
                dated December 22, 1998.
 10.54(2)  --   Ordinance No. 284 (Cedar Grove, Florida) dated June 9, 1998.
 10.55(2)  --   License Agreement dated January 5, 1993 between County
                Commissioners of Bay County Florida and Beach Cable, Inc.
 10.56(2)  --   Ordinance No. 647 (Lynn Haven, Florida) dated May 12, 1998 between KNOLOGY of Panama City, Inc. and the City of Lynn
                Haven.
 10.57(2)  --   Ordinance No. 1723 (Panama City, Florida) dated March 10,
                1998 between KNOLOGY of Panama City, Inc. and the City of
                Panama City.

 EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
---------                           -------------------
 10.58(2)  --   Resolution No. 97-22 (Panama City Beach, Florida) dated
                December 3, 1997 between Panama City Beach, Florida and
                KNOLOGY Holdings, Inc.
 10.59(6)  --   Form of Tax Separation Agreement between ITC Holding and
                KNOLOGY, Inc.
 10.60(6)  --   Right of First Refusal and Option Agreement, dated November
                19, 1999 by and between KNOLOGY of Columbus, Inc. and ITC
                Service Company, Inc.
 10.61(6)  --   Services Agreement dated November 2, 1999 between KNOLOGY,
                Inc. and ITC Service Company, Inc.
 10.62(6)  --   Support Agreement, dated November 2, 1999 between Interstate
                Telephone Company, Inc. and ITC Service Company, Inc.
 10.63(6)  --   1995 KNOLOGY Holdings, Inc. Stock Option Plan, assumed by
                KNOLOGY, Inc. as of November 23, 1999.
 10.64(6)  --   KNOLOGY, Inc. Long Term Incentive Plan.
 10.65(6)  --   Warrant Agreement, dated as of December 3, 1999, between
                KNOLOGY, Inc. and United States Trust Company of New York
                (including form of Warrant Certificate).
 10.66(6)  --   Warrant Registration Rights Agreement, dated as of December
                3, 1999, between KNOLOGY, Inc. and United States Trust
                Company of New York.
 10.67(6)  --   Section 351 Agreement by and among KNOLOGY, Inc., InterCall,
                Inc., Valley Telephone Company and Globe Telecommunications,
                Inc., dated November 1, 1999.
 10.68(6)  --   Amendment to Section 351 Agreement by and among KNOLOGY,
                Inc., InterCall, Inc., Valley Telephone Company and Globe
                Telecommunications, Inc., dated November 22, 1999.
 10.69(6)  --   Form of Stockholder Letter of Transmittal relating to the
                exchange of KNOLOGY, Inc. capital stock for KNOLOGY
                Holdings, Inc. capital stock.
 10.70(6)  --   Form of Warrant Holder Letter of Transmittal relating to the exchange of KNOLOGY, Inc. warrants for KNOLOGY Holdings,
                Inc. warrants.
 10.71(6)  --   KNOLOGY, Inc. Spin-Off Plan.
 10.72(6)  --   Loan Agreement between InterCall, Inc. and KNOLOGY, Inc.
                dated December 22, 1999
 10.73(6)  --   Line of Credit Note from KNOLOGY, Inc. to InterCall, Inc.
                dated December 22, 1999
 10.74(6)  --   Form of Residual Note from KNOLOGY, Inc. to ITC Holding
                Company, Inc.
 12.1(6)   --   Statement regarding Computation of Ratio of Earnings to
                Fixed Charges.

 EXHIBIT
 NUMBER                             EXHIBIT DESCRIPTION
---------                           -------------------
 21.1(6)   --   Subsidiaries of KNOLOGY, Inc.
 23.1(6)   --   Consent of Arthur Andersen LLP.
 23.2(6)   --   Consent of Deloitte & Touche LLP.
 23.3(6)   --   Consent of Morgan Stanley & Co. Incorporated.
 23.4(6)   --   Consent of Hogan & Hartson L.L.P. (included in its opinion filed as Exhibit 5.1 hereto).
 23.5(5)   --   Consent of Arthur Andersen LLP relating to Exhibit 8.1.
 24.1(6)   --   Power of Attorney.
 27.1(6)   --   Financial Data Schedule for year ended 1997 (for SEC use
                only).
 27.2(6)   --   Financial Data Schedule for year ended 1998 (for SEC use
                only).
 99.1(6)   --   IRS Private Letter Ruling, dated April 1, 1999.
 99.2(6)   --   IRS Private Letter Ruling, dated December 22, 1999.
 99.3(6)   --   Letter to ITC Holding Company, Inc. from Morgan Stanley &
                Co. Incorporated, dated August 22, 1999.


---------------
(1) Filed previously in connection with KNOLOGY Holdings, Inc.'s Registration Statement on Form S-4, (File No. 333-43339) and incorporated herein by reference.

(2) Filed previously in connection with KNOLOGY Holdings, Inc.'s Annual Report on Form 10-K in the year ended December 31, 1998 and incorporated herein by reference.

(3) Filed previously in connection with KNOLOGY Holdings, Inc.'s Annual Report on Form 10-K in the year ended December 31, 1997 and incorporated herein by reference.

(4) To be filed by amendment.

(5) Filed herewith.

(6) Previously filed.

 * Certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text. This Exhibit was filed separately with the Secretary of the Commission without such text pursuant to the approval of our Application Requesting Confidential Treatment under Rule 406 of the Securities Act.

     (b) Financial Statement Schedules


     Schedules have been omitted because the information required to be set forth therein is not applicable or is included elsewhere in the Financial Statements or the notes thereto.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Washington, DC on this 9th day of February, 2000.


                                          KNOLOGY, INC.

                                          By:                  *
                                            ------------------------------------
                                                     Rodger L. Johnson
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed as of February 9, 2000 by the following persons in the capacities indicated.


             SIGNATURES                                    TITLE
             ----------                                    -----

                  *                        President, Chief Executive Officer
-------------------------------------         and Director
          Rodger L. Johnson

                  *                        Chief Financial Officer (Principal
-------------------------------------         Financial and Accounting Officer)
           Robert K. Mills

                  *                        Chairman of the Board of Directors
-------------------------------------
       Campbell B. Lanier, III

                  *                                      Director
-------------------------------------
          William H. Scott

                  *                                      Director
-------------------------------------
           Richard Bodman

                  *                                      Director
-------------------------------------
           Alan A. Burgess

                  *                                      Director
-------------------------------------
          Donald W. Burton

                  *                                      Director
-------------------------------------
       L. Charles Hilton, Jr.

                  *                                      Director
-------------------------------------
           Donald W. Weber

        *By: /s/ CHAD WACHTER
-------------------------------------
            Chad Wachter
          Attorney-in-Fact